

Mail Stop 3561

January 22, 2010

<u>Via U.S. Mail and Facsimile to (805) 884-9972</u>

Mr. Paul Feller
Principal Executive Officer
Stratus Media Group, Inc.
3 East De La Guerra Street
Santa Barbara, CA 93001

>   **Re: Stratus Media Group, Inc.**
>   **Form 10-K/A (No. 1) for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
>   **Form 10-Q/A (No. 1) for the Fiscal Quarter Ended June 30, 2009**
>   **Response Letter Dated December 15, 2009**
>   **File No. 0-24477**

Dear Mr. Feller:

   We have reviewed your filings and response and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A (No. 1) for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, page 19

Goodwill and Intangible Assets, page 20

1.   We note your proposed disclosure in response to comment four in our letter dated May 22, 2009, and to comment two in our letter dated July 24, 2009. We also note in your response to comment two in our letter dated October 16, 2009 that given that your events were not held during the twelve months ended December 31, 2009, it is possible that your annual impairment review may result in impairment charges and it is also possible that these impairment charges may be significant. Please revise your disclosure to provide information for investors to assess the probability of a future material impairment charge to goodwill and other intangible assets, pursuant to Item 303(a)(3)(ii) of Regulation S-K. In that regard, we believe that the following disclosures should be provided for each reporting unit that is at risk of failing step one and each event intangible asset:

   a. State the percentage by which fair value exceeded carrying value as of the date of the most recent test;

   b. State the amount of goodwill allocated to each reporting unit;

   c. Describe the methods and key assumptions used in determining the fair value of the reporting units and intangible assets, as applicable, and how the key assumptions were determined;

   d. Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g. the valuation model assumes revenue forecasts that are substantially higher than the revenues realized in the 22 months the Stratus rewards program was run by the Company and the valuation model assumes event revenue forecasts that are substantially higher than the revenues realized by the Company since it purchased each respective event); and

   e. Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions (e.g., financing cannot be obtained to allow operation of the events, continued problems with venue sites, lack of certification from the NCAA, etc.).

Please tell us how you intend to further revise your disclosure, and provide us with the text of your proposed critical accounting policies, goodwill and intangible assets disclosure in your response to us.

2.   We remind you to provide the disclosure that you proposed in your previous response to us dated September 4, 2009.

<u>Item 9A(T). Controls and Procedures, page 44</u>

<u>Management's Report on Internal Control Over Financial Reporting, page 44</u>

3.   We note in your proposed Item 9A(T) disclosure that you have now identified material weaknesses in internal control over financial reporting (ICFR) as of December 31, 2008. We also note that you believe the material weaknesses set forth did not have an effect on the Company's financial results. Please advise us the following with respect to your material weaknesses:

   a. Describe to us the actual control deficiency, or combination of deficiencies that you identified in your ICFR that caused you to conclude there are material weaknesses (i.e. describe the nature of your material weaknesses); and

   b. Tell us how you considered the restatements of your December 31, 2008 Form 10-K and June 30, 2009 Form 10-Q in your determination that the material weaknesses did not have an effect on the Company's financial results.

4.   Notwithstanding your belief that the material weaknesses did not have an effect on your financial results, tell us how each material weakness does impact all significant areas of your financial reporting and ICFR, as applicable. We believe that such disclosure would provide adequate information to allow investors to evaluate whether the control weaknesses have a pervasive impact on the Company's ICFR or financial reporting when making investment decisions.

5.   Please explain to us your process to assess and evaluate each control deficiency to arrive at your conclusion that there is a reasonable possibility that a material misstatement of your annual or interim financial statements will not be prevented or detected on a timely basis (i.e. a material weakness).

<u>Form 10-Q for the Fiscal Quarter Ended June 30, 2009</u>

<u>Item 4T. Controls and Procedures, page 23</u>

<u>Evaluation of Disclosure Controls and Procedures, page 23</u>

6.   We note that you did not respond to comment seven in our letter dated October
        16, 2009 and we reissue our previous comment seven.

Form 10-Q/A (No. 1) for the Fiscal Quarter Ended June 30, 2009

7.   We note that the amendment of your June 30, 2009 Form 10-Q does not contain
        Item 4T. Controls and Procedures. Please further amend your Form 10-Q to
        include Item 4T.

8.   Please also tell us what impact the restatement of your June 30, 2009 financial
        statements and new facts discovered by management, including any additional
        material weaknesses you may have identified, had on your original conclusion on
        the effectiveness of DC&P as of June 30, 2009. If the initial conclusion on the
        effectiveness of DC&P remains the same, please discuss the basis of this
        determination. If after further consideration you determine that your DC&P was
        not effective, please revise your disclosure accordingly.

                                *   *   *   *

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-
3688 if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services